Exhibit 99.1

28 October 2021

Tremor International Ltd. Announces Conference Call Notification of Third Quarter and Nine-Month Results

Conference Call to be Held November 11, 2021, at 9:00 AM/ET and 2:00 PM/GMT

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in Video and Connected TV (‘CTV’) advertising offering an end-to-end technology platform that enables advertisers to reach relevant audiences and publishers to maximize yield on their digital advertising inventory, will release its financial results for the quarter ended September 30, 2021 and for the nine months ended September 30, 2021 before the US market opens on Thursday, November 11, 2021.

Tremor will host a webcast and conference call at 6:00 AM/PT, 9:00 AM/ET and 2:00 PM/GMT on the same date to discuss the Company’s financial results.

Webcast and Conference Call Details:

•	Tremor International Third Quarter 2021 and Nine-Months Ended September 30, 2021 Earnings Webcast and Conference Call
•	November 11, 2021 at 6:00 AM/PT, 9:00 AM/ET and 2:00 PM/GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/ri5hqnob
•	Participant Dial-In Number:
•	US/CANADA Participant Toll-Free Dial-In Number: 844-692-7011
•	UK Participant Toll-Free Dial-In Number: +44 20 3107 0289
•	INTERNATIONAL Participant Dial-In Number: 929-517-0922
•	Conference ID: 1196197

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor International’s unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor International has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For further information please contact:

Tremor International Ltd.
Billy Eckert, Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
Adam Holdsworth, Investor Relations
aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Antonia Pollock
Tel: +44 20 7390 02 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / James Thompson (Corporate Finance)
Tim Redfern / Dicky Chambers (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600